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                              September 15, 2022

       Peter Kies
       Chief Financial Officer
       Inovio Pharmaceuticals, Inc.
       660 W. Germantown Pike, Suite 110
       Plymouth Meeting, PA 19462

                                                        Re: Inovio
Pharmaceuticals, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 1-14888

       Dear Mr. Kies:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

       Results of Operations
       Research and Development , page 63

   1.                                                   Research and
development appears to be a significant aspect of your business. On page
                                                        8 you name key research
and development projects that are underway including several indications that have
reached Phase III clinical trials. Please provide us with the following information about your
most significant product candidates to be included in your next
                                                        Form 10-Q:
                                                            Considering
disclosures about the reasons for the increase in research and development costs
from one period to the next period at page 63 of the December 31,
                                                            2021 Form 10-K,
please provide a breakdown of your research & development
                                                            expenses by product
candidates for each period presented. To the extent that this is not possible,
please disclose that fact, and provide a breakdown by functional expense.
 Peter Kies
Inovio Pharmaceuticals, Inc.
September 15, 2022
Page 2
                The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and
                List the significant patents associated with the product candidate and their expiration dates as well as other information about the exclusivity period related to the project.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Christine Torney at (202) 551-3652 with any questions.



FirstName LastNamePeter Kies                                    Sincerely,
Comapany NameInovio Pharmaceuticals, Inc.
                                                                Division of
Corporation Finance
September 15, 2022 Page 2                                       Office of Life
Sciences
FirstName LastName